EMBRAER ANNOUNCES SECOND QUARTER 2007 RESULTS IN US GAAP

BOVESPA: EMBR3 NYSE: ERJ www.embraer.com
The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended June 30, 2007, March 31, 2007 and June 30, 2006, are derived from Embraer’s unaudited financial statements. In order to better understand the Company’s operating performance, additional information is presented at the end of this release, in accordance with Brazilian Corporate Law (“Brazilian GAAP”).

Investor Relations Carlos Eduardo Camargo Juliana Villarinho Paulo Ferreira Tel: (55 12) 3927 4404 investor.relations@embraer.com.br
 São José dos Campos, August 14, 2007 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 120 seats, recorded net sales of US$1,110.0 million in the second quarter 2007 (2Q07), and net income of US$67.3 million equivalent to diluted earnings per ADS of US$0.3628.

Embraer delivered 36 aircraft during 2Q07, the same number of deliveries in 2Q06. The Company’s industrial costs are still at a high level due to the longer production cycles and higher man/hour labor costs in its production processes, including those related to overtime work, and the recently hired employees.

Since the production ramp-up program started in 2006, Embraer’s biggest challenge has been related to the wing assembly of the EMBRAER 190 and EMBRAER 195, and parts sub-contractors. As a result of our industrial capabilities improvements, we reached the production of 13 aircraft per month of the EMBRAER 170/190 family, and we keep moving towards our goal of producing 14 aircraft of that family per month by the end of the year. Deliveries are still expected to increase each quarter for the remainder of 2007. The Company maintains its delivery forecast of 165 to 170 aircraft in 2007.

During 2Q07, significant companies joined Embraer’s customer base, like Japan Airlines (JAL) and Germany’s Lufthansa representing an important endorsement for the E-Jets in the Asia and Pacific region and the growth of the number of E-Jets operators in Europe.

Executive jet sales kept the good performance observed since the beginning of the year for all aircraft offered by the Company. The Phenom 100 and Phenom 300 have achieved great market acceptance, overcoming 460 firm orders. At the end of 2Q07, Embraer’s firm order backlog had reached a record high US$15.6 billion.

Embraer filed today, a “Market Announcement” explaining modifications to prior adopted accounting practices relating to the Company's gross and operating margins, financial income (expenses), net and net income. A copy of the "Market Announcement" is attached hereto as Annex I. The impact of the modified accounting practices on the Company’s net income as previously reported is not material. The modified accounting practices do not change the amounts distributed as dividends and interest on shareholders equity. Please see below the table with the prospectively application of he above mentioned changes on the first quarter of 2006, 2Q06 and 1Q07.

	Three Months ended March 30, 2006
	As		As
	Previously	Effect of	Reported
US$ million	Reported	Modifications	Herein

Net Sales	808.3	17.2	825.5
Cost of Sales and Services	(576.4)	(28.2)	(604.5)
Selling expenses	(78.3)	25.3	(53.0)
Interest income ( expenses), net	32.0	(14.4)	17.6
Net Effects		-

	Three Months ended June 30, 2006
	As		As
	Previously	Effect of	Reported
US$ million	Reported	Modifications	Herein

Net Sales	1.021.0	(23.5)	997.5
Cost of Sales and Services	(732.6)	(22.3)	(754.9)
Selling expenses	(115.3)	52.9	(62.4)
Interest income ( expenses), net	26.9	(7.1)	19.7
Net Effects		-

	Three Months ended March 31,2007
	As		As
	Previously	Effect of	Reported
US$ million	Reported	Modifications	Herein

Net Sales	843.4	(11.6)	831.8
Cost of Sales and Services	(627.0)	(15.6)	(642.6)
Selling expenses	(114.1)	38.1	(75.9)
Interest income ( expenses), net	20.9	(10.9)	10.0
Net Effects		-

SECOND QUARTER 2007 HIGHLIGHTS

With the completion of a planned and harmonious succession process, Embraer’s Board of Directors meeting held in April 2007, elected Frederico Fleury Curado as Embraer’s new President and CEO. Maurício Botelho will remain as Embraer’s Chairman. The meeting of the Board of Directors was preceded by a General Shareholder’s Meeting and a Special Shareholder’s Meeting, with a quorum representing more than 75% of the Company’s total shares.

Embraer has created a new business segment, Services Aviation, to reinforce its presence on the after-sale support market, servicing its growing fleet in the world. Edson Mallaco was named Vice-President for that segment.

During the second quarter 2007, Embraer delivered the first EMBRAER 190 aircraft to Taiwan-based Mandarin Airlines and also delivered the first EMBRAER 170 to EgyptAir Express, the new subsidiary of the Egyptian flag carrier, EgyptAir. In the Defense and Government segment, Embraer delivered the first ERJ 145 to the government of Nigeria.

Embraer announced that Republic Airlines Inc., a subsidiary of Republic Airways Holdings, increased its orders for the EMBRAER 175 by 13 firm orders. Eight aircraft of this order were already included in Embraer’s first quarter backlog under “Undisclosed”, and the other five refer to options confirmed during the second quarter.

Significant customers also signed purchase agreements for the Phenom jets including the U.S. fractional aircraft ownership company, Executive AirShare, of Kansas City, Mo; Premier Aviation located in Leixlip, County Kildare, Ireland; and Arab Wings Ltd. of Amman, Jordan.

Embraer delivered a third Legacy 600 to the Saarbruecken-based Cirrus Group. The aircraft will join a fleet of 29 business jets operated from Stuttgart, Munich and Saarbruecken, in Germany. The jet to be operated by Cirrus is owned by an undisclosed customer.

Embraer announced in June 2007 that TAME Línea Aérea del Ecuador has confirmed two contracted options of the EMBRAER 190 jetliner. With the new order, the State-owned Ecuadorian airline increased to five the number of E-Jets in TAME’s fleet.

Embraer participated in the 2007 Paris Air Show, in June 2007, at Le Bourget Airport, in France. At the fair, Embraer promoted the ERJ 145 and E-Jets families of commercial jets, the Executive Jets portfolio, and its Defense systems, which include the ISR family and the Super Tucano. During the Air Show, important deals were firmed including the above mentioned Lufthansa contract for 30 EMBRAER190 and Japan Airlines (JAL) order of ten EMBRAER 170 jets. Also during the Air Show, Embraer and Brazilian airline BRA Transportes Aéreos signed a preliminary commercial agreement for 20 firm orders of the EMBRAER 195 jet, Italy’s Alpi Eagles confirmed five options for the EMBRAER 195 jet from its original order for five aircraft of this model and GE Commercial Aviation Services (GECAS) confirmed three options for EMBRAER 190 jets.

Aeroméxico announced in June 2007 that it will operate four EMBRAER 190 jet under an operational leasing contract with GE Commercial Aviation Services (GECAS), being the first Mexican company to operate our E-jets.

The first Phenom 100 was rolled out on June 16, 2007, at the Company’s headquarters, in São José dos Campos, Brazil. The event marked the completion of the aircraft assembly and systems integration phase.

The EMBRAER 170 commercial jet was granted steep approach certification by the Brazilian National Civil Aviation Agency (ANAC) and the European Aviation Safety Agency (EASA) in June 2007. The EMBRAER 170 is the first E-Jets family aircraft to achieve this operating capability, which represents the final step towards flying into/out of London City Airport (LCY). The EMBRAER 190 will be the second E-Jet to incorporate the same functionality, and its certification is on schedule for December 2008.

Embraer and CAE are working on extending their relationship to include pilot training for the EMBRAER 170/190 family of E-Jets and the Lineage 1000 executive jet, in support of Embraer’s customers throughout the Americas.

The EMBRAER 190, received its first ETOPS (Extended-range Twin-engine Operations) approval from the U.S. Federal Aviation Administration (FAA), on May 3, 2007. The aircraft obtained the same rating from ANAC (Agência Nacional da Aviação Civil), the Brazilian aviation authority, two weeks earlier. This approval enables the EMBRAER 190 to fly routes that have a diversion airport up to 75 minutes.

Embraer has completed a new revision of the Legacy 600 executive jet maintenance planning guide, expected to benefit operators with labor cost reductions of up to 18%. Since the guide was published, in 2001, the man-hour to flight-hour ratio has dropped by 50% to the current rate of 0.65, one of the best in the super mid-size category.

INCOME STATEMENT HIGHLIGHTS

The following table presents items from Embraer’s consolidated income statement for the three-month periods ended June 30, 2006 and 2007 (2Q06 and 2Q07) and for the three month period ended March 31, 2007 (1Q07).

Income Statement	1Q07	2Q06	2Q07
In US$ million, except % and earnings per ADS
		(Unaudited)
Net Sales	831.8	997.5	1,110.0
Gross Profit	189.1	242.6	241.4
Gross Margin	22.7%	24.3%	21.8%
Selling, general administrative, other expenses	(124.1)	(89.8)	(147.0)
Research and development	(44.2)	12.9	(56.5)
Employee profit sharing	(5.3)	(13.4)	(6.7)
Income from operations	15.5	152.3	31.2
Operating margin	1.9%	15.3%	2.8%
Net financial income (expenses)	10.0	19.7	45.7
Foreign exchange gain (loss), net	(5.8)	(4.2)	(10.6)
Income before income taxes	19.8	167.9	66.3
Income tax expense	5.2	(25.7)	(0.5)
Minority interest and equity in income (loss) from affiliates	1.2	(3.1)	1.5
Net income	26.2	139.1	67.3
Net margin	3.1%	13.9%	6.1%
Earnings per ADS - basic	0.1416	0.7532	0.3639
Earnings per ADS - diluted	0.1412	0.7500	0.3628

Reflects the effects of the modified accounting practices described in the "Market Announcement" attached hereto as Annex I.

NET SALES AND COST OF SALES & SERVICES

A total of 36 jets were delivered during 2Q07, the same number of aircraft delivered in 2Q06. During the quarter ended June 30, 2007, the Company delivered 27 jets to the Commercial Aviation segment, seven Legacy 600 jets to the Executive Aviation segment, and one ERJ 145 and one Legacy 600 to the Defense and Government segment. The product mix was more favorable to the Company, with a high unit price, and our net sales increased 11.3%, from US$997.5 million in 2Q06 to US$1,110.0 million in 2Q07.

Deliveries By Segment	1Q07	2Q06	2Q07
Commercial Aviation*	20	30	27
ERJ 145	-	5	-
EMBRAER 170	2	9(1)	3
EMBRAER 175	4	4	8
EMBRAER 190	12	12	14
EMBRAER 195	2	-	2
Defense and Government	-	1	2
EMB 145	-	-	1
EMBRAER 190	-	1	-
Legacy 600		-	1
Executive Aviation**	5	5	7
Legacy 600	5	5	7
Total	25	36	36

* Deliveries identified by parentheses were aicraft delivered under operating leases

** One Legacy 600 was a demostration aircraft (fixed asset) and therefore it was as non-operating income in 2006

In 2Q07, net revenues related to the Commercial Aviation segment reached US$710.2 million and represented 64.0% of our total revenues, compared to US$696.6 million and 69.8%, respectively, in 2Q06.

As a result of the delivery of seven Legacy 600 jets in 2Q07, compared to five in the same period last year, net revenues for the Executive Aviation segment reached US$166.7 million in 2Q07 with a participation of 15.0% on total revenues, representing a 85.8% increase from US$89.7 million and participation of 9.0% in total sales in same period in 2006.

Net revenues for the Services Aviation were US$111.7 million with a participation of 10.1% in total revenues in 2Q07, compared to US$139.2 million and participation of 14.0% in 2Q06.

Net revenues for the Defense and Government segment in 2Q07 totaled US$99.9 million, compared to US$60.3 million in the same period in 2006. This increase was due to the delivery of one ERJ 145 to the Nigerian government, and one Legacy 600 to the Angolan government. The Company recognizes revenues for the majority of the contracts of that segment based on the completion method.

Net sales
by segment	1Q07			2Q06			2Q07
				(Unaudited)
	US$M	%	$	USM	%	$	USM	%
Commercial Aviation	529.2	63.6		696.6	69.8		710.2	64.0
Defense and Government	36.8	4.4		60.3	6.0		99.2	8.9
Executive Aviation	118.0	14.2		89.7	9.0		166.7	15.0
Services Aviation	123.0	14.8		139.2	14.0		111.7	10.1
Others	24.8	3.0		11.7	1.2		22.2	2.0
Total	831.8	100.0		997.5	100.0		1,110.0	100.0

For a discussion of modified accounting practices, please see the "Market Announcement" attached hereto as Annex I.

In 2Q07, our gross margin was 21.8%, compared to 24.3% achieved in the same period last year. High industrial costs are still affecting the Company’s results, and we expect to have the third shift fully operational by the end of third quarter, to lower those extra costs with overtime and training.

OPERATING EXPENSES, INCOME FROM OPERATIONS & EBITDA

During 2Q07, operating expenses totaled US$210.2 million, compared to US$90.3 million for the same period in 2006. The increase reflects partially the US$57.0 million compensation related to the agreement between Embraer and Kawasaki Heavy Industries (KHI), when Embraer assumed the KHI assets in Brazil regarding the manufacturing of the wings of the EMBRAER 190 and EMBREAR 195 aircraft that was credited to our Research and Development Expenses.

Selling expenses increased to US$83.9 million in 2Q07 from US$62.4 million in 2Q06 due to expenses related to sales campaigns for the executive aviation products and field support to EMBRAER 170/190 jets customers with their fleet operations.

General and administrative expenses were US$57.0 million in 2Q07, representing a 26.1% increase compared to US$45.2 million in 2Q06, due to the currency appreciation, annual wage adjustments contracted with the unions and 9.4% appreciation of the average Real against the average Dollar.

Due to the progress in the development of the Phenom family, and the Real appreciation of 9.4%, R&D expenses totaled US$56.5 million in 2Q07, representing an increase of 28.2% compared to the same period in 2006, not considering the US$57.0 million compensation credited to R&D expenses in 2Q06 mentioned above. The R&D expenses were partially offset by US$7.4 million related to contributions from the Company’s risk sharing partners, as a result of the fulfillment of certain contractual milestones of the E-Jets program. In 2Q06, those contributions totaled US$6.4 million.

In addition to the investments in R&D, Embraer also focuses on the development of new technologies and materials for future implementation of its projects. Those investments are related to new programs and to the competitiveness of the Company, totaling in 2Q07 US$11.9 million , compared with US$ 5.8 million in 2Q07, accounted as Other Operating Expenses, net. Embraer recently reached an agreement with Brazilian supporting agencies to offset part of those research initiatives.

Other operating expenses, net were US$6.1 million in 2Q07 compared to a revenue of US$17.8 million in 2Q06, because in 2006 the Company sold a Legacy 600 demonstration aircraft, that was accounted for as a fixed asset, and recognized the revenue as non-operating income.

As a result of higher operating expenses, the Company’s operating income reached US$31.2 million and operating margin was 2.8% in 2Q07 compared to operating income of US$152.3 million and operating margin of 15.3% in the same period in 2006. For the same reasons, cash generation, as measured by EBITDA, reached US$51.1 million in 2Q07 compared to US$168.5 million in 2Q06.

NET INCOME

Total net financial income was US$45.7 million in 2Q07, compared to a net financial income of US$19.7 million for the same period in 2006.

Financial income went from U$65.6 million in 2Q06 to US$94.4 million in 2Q07. Financial expenses increased from US$45.9 million in 2Q06 to US$48.7 million in 2Q07.

Foreign exchange gains (losses) reflect exchange variations on monetary assets and liabilities denominated in other currencies, which are translated into U.S. dollars at the end of each period. Foreign exchange produced an expense of US$10.6 million in 2Q07, compared to an expense of US$4.2 million in 2Q06.

In 2Q07, Embraer recorded an Income Tax expense of US$0.5 million. The effective USGAAP tax rate of 0.7% is a result of the recognition of interest on shareholders’ equity in the amount of US$25.9 million distributed in 2Q07, which is tax deductible, and of the effect of a prior period USGAAP difference in relation to the Brazilian Tax Books.

Net income in 2Q07 was US$67.3 million, representing a net margin of 6.1%, compared to net income of US$139.1 million and a net margin of 13.9% in the same period of 2006.

BALANCE SHEET HIGHLIGHTS

As of June 30, 2007, Embraer’s cash and cash equivalents and temporary cash investments totaled US$1,879.6 million. As of the same date, short- and long-term loans (excluding non-recourse debt and recourse debt) totaled US$1,751.5 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$128.1 million as of the end of 2Q07.

Balance Sheet Data
(in US$ million)	1Q07	2Q06	2Q07
		(Unaudited)
Cash and cash equivalents	919.1	814.9	875.9
Temporary cash investments	521.8	1,240.6	1,003.7
Trade accounts receivable	282.5	477.3	328.4
Customer and commercial financing	554.2	514.9	561.1
Inventories	2,317.4	1,638.8	2,620.9
Fixed assets	441.5	391.2	507.3
Trade accounts payable	906.9	696.7	1,098.0
Loans	1,224.3	1,528.6	1,751.5
Shareholders' equity	1,881.2	1,777.3	1,926.0
Net cash (debt) *	216.6	526.9	128.1

* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

CASH AND CASH EQUIVALENTS AND TEMPORARY CASH INVESTMENTS
Embraer’s cash and cash equivalents and temporary cash investments as of June 30, 2007 totaled US$1,879.6 million, compared to US$1,440.9 million as of March 31, 2007. Of the total US$1,879.6 million balance in cash and cash equivalents and temporary cash investments, 43.0% is stated in foreign currency, mainly U.S. dollars and the remaining 57.0% is comprised of investments in reais. Embraer’s investment strategy is to maintain sufficient cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are stated in reais.

TRADE ACCOUNTS RECEIVABLE AND CUSTOMER AND COMMERCIAL FINANCING

During 2Q07, trade accounts receivable increased 16.2%, from US$282.5 million as of March 31, 2007 to US$328.4 million by June 30, 2007. Customer and commercial financing remained stable at US$561.1 million at June 30, 2007, compared to US$ 554.2 million at March 31, 2007.

Of our total customer and commercial financing, US$231.0 million is related to certain aircraft sales financing structures. The remaining balance refers to the portfolio of pre-series and pre-owned aircraft, the majority of which are leased or marketed.

INVENTORIES

Inventories increased to US$2,620.9 million during 2Q07, from US$2,317.4 million in the end of 1Q07. The increase is related to the production ramp-up of the EMBRAER 170/190 aircraft that led to an increase in the number of aircraft in final stages of production and an increase in the demand for raw materials.

SHORT-TERM AND LONG-TERM LOANS

As of June 30, 2007, Embraer’s total debt was US$1,751.5 million, representing an increase of US$527.2 million, compared to US$1,224.3 million as of March 31, 2007. This increase is due to a credit line contracted by the Company, tied to its exports, at attractive rates. At the same time, the average debt maturity decreased from 4.9 years, at the end of March 2007, to 3.7 years at the end of June 2007.

Of the total debt at the end of June 2007, 44.7% is effectively denominated in reais and indexed to the TJLP, at a weighted average interest rate of 8.67% per annum. The remaining US$968.2 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 1.2% per annum.

The Company’s leverage ratio, as measured by total debt/LTM (last twelve months) adjusted EBITDA, increased from 3.63x at March 31, 2007 to 7.98x at June 30, 2007. Total debt/capitalization increased from 0.39x at March 31, 2007 to 0.48x at June 30, 2007 for the same reasons mentioned above.

Interest coverage as measured by LTM adjusted EBITDA/Interest paid (gross) decreased, from 3.8x at the end of the first quarter 2007, to 2.37x in 2Q07.

Embraer has two revolving credit line facilities with a bank syndicate in the total amount of US$500 million, which gives the Company a cushion of short-term liquidity and a more efficient cash flow management tools.

Certain Financial Ratios	1Q07	2Q06	2Q07

Total debt to Adjusted EBITDA (1)	3.63	3.18	7.98
Net debt to Adjusted EBITDA (2)	(0.64)	(0.94)	(0.58)
Total debt to capitalization (3)	0.39	0.77	0.48
Adjusted EBITDA to interest expense (gross) (4)	3.80	6.40	2.37
Adjusted EBITDA (5)	337.0	558.6	219.5

(1) Total debt represents short- and long-term loans and financing.

(2) Net debt represents cash and cash equivalents plus temporary cash investments minus short- and long-term loans and financing.

(3) Total capitalization represents short- and long-term loans and financing plus shareholders equity.

(4) Interest expense (gross) includes only interest and commissions on loans.

(5) The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the periods indicated.

CAPITAL EXPENDITURES

Investments in property, plant, and equipment related to the production ramp-up and investments in the production capabilities of the Phenom business jets reached US$76.4 million during 2Q07, following the expansion plans for 2007.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer also reported its 2Q07 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian law, is the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 2Q07 totaled R$2,190.4 million and gross profit was R$321.9 million, with a gross margin of 14.7%. The Company reported operational loss of R$7.1 million, with an operating margin of -0.3%. Income before taxes was R$133.8 million. Income tax and social contribution totaled an expense of R$53.6 million, representing an effective tax rate of 40.0%. Net income for the period totaled R$79.7 million, representing 3.6% of net revenues.

BACKLOG & DELIVERY FORECAST

On June 30, 2007, Embraer presented the following firm order backlog for its Commercial Aviation segment:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	733	131	680	53
EMBRAER 170	155	120	133	22
EMBRAER 175	106	136	37	69
EMBRAER 190	362	421	79	283
EMBRAER 195	32	42	7	25
TOTAL	1,570	850	1,118	452

Includes aircraft from the Defense and Government segment (Satena and TAME)

On June 30, 2007, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a new record of US$15.6 billion.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$48.21 per ADS at the end of June 2007, representing an increase of 5.1% during the quarter.

The Company’s common shares traded on the São Paulo Stock Exchange (Bovespa) closed at R$23.44 per share at the end of quarter, representing a decrease of 0.2% during second quarter of 2007.

The average daily ADS trading volume during the second quarter of 2007 was US$26.3 million, equivalent to 548,093 ADSs.

RECENT EVENTS

EMBRAER SELLS LINEAGE 1000 EXECUTIVE JET TO GRUPO OMNILIFE DE MÉXICO

Embraer entered into an agreement Grupo Omnilife de México for the supply of a Lineage 1000 jet. The new aircraft will be operated by their aerial taxi services subsidiary, Omniflys. With this order, Grupo Omnilife became the first customer of Embraer’s ultra-large executive jet in Mexico. The company is scheduled to take delivery of the aircraft in December 2009.

FIRST EMBRAER 175 JET ARRIVES AT NORTHWEST AIRLINES

Embraer delivered the first EMBRAER 175 jet to the U.S.-based carrier, Northwest Airlines. The airline placed a firm order for 36 EMBRAER 175 jets. The new E-Jets will be operated by Northwest’s regional subsidiary, Compass Airlines, and will fly under the Northwest Airlink brand name.

FIRST PHENOM 100 EXECUTIVE JET PERFORMS MAIDEN FLIGHT

The Embraer Phenom 100, the new benchmark for the very light jet segment, flew on July 26, 2007 for the first time. Aircraft number 99801 was airborne at 10:55 am. That event represents an important step towards the certification of this aircraft expected for mid-2008.

MONTENEGRO AIRLINES BECAME NEW E-JETS OPERATOR

Podgorica-based Montenegro Airlines, from the Montenegro Republic, signed an agreement with GE Commercial Aviation Services (GECAS) to lease two EMBRAER 195 jets. Deliveries are scheduled for May 2008 and May 2009.

EMBRAER SELLS 20 E-JETS TO AIR FRANCE/KLM

Embraer and Air France/KLM group signed a contract for 20 E-Jets, consisting of four EMBRAER 190 and six EMBRAER 170 jets for Régional, an Air France subsidiary, and ten EMBRAER 190s for KLM cityhopper. The deal also includes options for another three EMBRAER 190 and six EMBRAER 170 jets for Régional/Air France and nine more EMBRAER 190s for KLM cityhopper.

CONFERENCE CALL INFORMATION

Embraer will hold a conference call to review its 2Q07 as follows:

Portuguese (BR GAAP)	English (US GAAP)
9h00 (SP)	10:00 AM (NY)
8h00 (NY)	11:00 AM (SP)
Phone:	Phone:
+55 11 4688 6301	+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer	Code: Embraer
Replay number	Replay number
+55 11 4688 6225	+55 11 4688 6225
Code: 413	Code: 949

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:
Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2007, Embraer had a workforce of 23,637 employees and a firm order backlog of US$ 15.6 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

ASSETS

	As of March 31,	As of June 30,
	2007	2007
CURRENT ASSETS	(Unaudited)	(Unaudited)
Cash and cash equivalents	919,122	875,927
Temporary cash investments	521,816	1,003,676
Trade accounts receivable,net	258,112	303,982
Collateralized accounts receivable	31,499	38,753
Customer and commercial financing	15,649	16,583
Inventories	2,317,357	2,620,877
Deferred income taxes	130,999	140,606
Other current assets	488,732	511,336

Total current assets	4,683,286	5,511,740

NONCURRENT ASSETS:
Trade accounts receivable,net	24,412	24,405
Collateralized accounts receivable	563,094	566,286
Customer and commercial financing	538,587	544,519
Property, plant and equipment, net	442,144	507,328
Investments	34,445	40,707
Deferred income taxes	377,021	414,455
Other noncurrent assets	463,360	493,481

Total noncurrent assets	2,443,063	2,591,181

TOTAL ASSETS	7,126,349	8,102,921

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of March 31,	As of June 30,
	2007	2007
CURRENT LIABILITIES	(Unaudited)	(Unaudited)
Loans	445,628	472,499
Capital lease obligation	2,163	4,478
Non recourse and recourse debt	356,299	367,843
Trade accounts payable	903,151	1,095,027
Advances from customers	650,677	713,034
Other payables and accrued liabilities	364,071	388,686
Taxes and payroll charges payable	135,486	150,492
Accrued taxes on income	12,049	14,055
Deferred income taxes	40,879	62,583
Contingencies	29,899	32,078
Accrued dividends	23,043	23,279
Unearned Income	86,125	85,021

Total current liabilities	3,049,470	3,409,075

LONG-TERM LIABILITIES
Loans and financing	778,624	1,278,954
Capital lease obligation	4,798	9,042
Non recourse and recourse debt	249,832	246,618
Trade accounts payable	3,749	2,946
Advances from customers	154,674	180,481
Contribution from suppliers	99,070	91,526
Taxes and payroll charges payable	480,798	520,070
Other payables and accrued liabilities	112,002	102,348
Deferred income taxes	218,740	239,157
Contingencies	33,879	37,895

Total long-term liabilities	2,136,166	2,709,037

MINORITY INTEREST	59,525	58,784

SHAREHOLDERS' EQUITY:	1,881,188	1,926,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,126,349	8,102,921

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross sales
Domestic market	34,098	28,471	67,978	56,302
Foreign market	989,042	1,112,741	1,789,966	1,938,588
Sales deductions	(25,641)	(31,255)	(34,935)	(53,181)
Net sales	997,500	1,109,957	1,823,009	1,941,708

Cost of sales and services	(754,913)	(868,539)	(1,359,459)	(1,511,179)

Gross profit	242,586	241,418	463,550	430,529

Operating expenses
Selling expenses	(62,391)	(83,896)	(115,355)	(159,838)
Research and development	12,889	(56,548)	(36,840)	(100,769)
General and administrative	(45,184)	(56,965)	(96,221)	(102,322)
Employee profit sharing	(13,362)	(6,678)	(13,362)	(11,970)
Other operating expense, net	17,774	(6,138)	4,963	(8,957)

Income from operations	152,311	31,194	206,735	46,673

Interest(expense) income, net	19,726	45,724	37,360	55,753
Foreign exchange gain (loss) ,net	(4,173)	(10,646)	(2,886)	(16,403)

Income before income taxes	167,864	66,271	241,209	86,023

Income tax expense	(25,690)	(481)	(33,724)	4,686

Income before minority interest	142,174	65,790	207,485	90,709

Minority interest	(3,077)	1,354	(3,129)	2,598
Equity in income (loss) from affiliates	-	177	-	210

Net income	139,097	67,321	204,356	93,517

Earnings per share
Basic
Common	0.1883	0.1263	0.2766	0.1263

Diluted
Common	0.1875	0.1260	0.2755	0.1260

Weighted average shares (thousands of shares)
Basic
Common	738,697	740,204	738,697	740,204

EMBRAER- EMPRESABRASILEIRADEAERONÁUTICAS.A.

CONSOLIDATEDSTATEMENTSOF CASHFLOWS

In thousands of U.S.dollars except per share data

	Three months ended on June 30,		Six months ended on June 30,
	2006	2007	2006	2007
	(Unaudited)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	139,097	67,321	204,356	93,517
Adjustments to reconcile net income to net cash
provided by(used in) operating activities:
Depreciation and amortization	16,205	19,861	41,363	38,245
Provision for contingencies	-	-	1,271	-
Allowance for doubtful accounts	1,537	1,849	5,079	3,184
Provision for inventory obsolescence	9,677	(5,065)	9,908	(8,170)
Deferred income taxes	17,829	(4,920)	19,040	(15,749)
Exchange loss, net	4,123	10,588	2,836	16,345
Loss (gain) on permanent assets disposals	(6,538)	(185)	(6,731)	203
Equity in income (loss) fromaffiliates	(239)	(144)	(961)	(178)
Accrued interest in excess of interest paid (paid in excess of accrued)	(4,807)	1,084	1,168	5,347
Minority interests	3,077	(1,388)	3,129	(2,632)
Other	295	4,643	(232)	(7,057)

Changes in assets and liabilities:	(168,962)	(664,424)	(787,315)	(736,186)

Net cash provided (used) in operating activities	11,294	(570,780)	(507,089)	(613,131)

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(33,687)	(76,427)	(52,805)	(121,260)
Escrowdeposits	-	5,340	-	12,847
Net cash used in investing activities	-	748	-	158
Sales of property, plant and equipment	18,779	158	19,120	1,358

Net cash provided (used) by investing activities	(14,908)	(70,181)	(33,685)	(106,898)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(218,439)	(392,445)	(519,698)	(586,205)
Proceeds from borrowings	415,377	907,097	528,360	957,719
Proceeds from issuance of shares	423	1,343	423	1,343
Dividends and/or Interest on capital paid	(4,950)	(25,687)	(47,655)	(59,367)
Payments on capital lease obligations	(690)	(276)	(1,701)	(598)
Net cash provided by (used in) financing activities	191,721	490,032	(40,271)	312,891

Effect of exchange rate changes on cash and cash equivalents	(412)	107,735	56,757	73,670

Net increase (decrease) in cash and cash equivalents	187,695	(43,195)	(524,290)	(333,469)

Cash and cash equivalents, at beginning of period	627,175	919,122	1,339,159	1,209,396

Cash and cash equivalents, at end of period	814,869	875,927	814,869	875,927

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of our earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation	1Q07	2Q06	2Q07
LTM	(Unaudited)
Net income	351.0	470.6	279.3
Minority interest	8.3	16.2	3.7
Income tax benefit (expense)	31.2	38.8	6.0
Interest income (expense), net	(97.9)	(43.9)	(123.9)
Exchange gain net	11.1	19.9	17.6
Other non-operating income (expenses), net	0.1	(10.5)	0.1
Depreciation and amortization	57.5	67.4	61.1
Adjusted EBITDA	361.4	558.6	243.9